SHUMAKER, LOOP & KENDRICK, LLP
NORTH COURTHOUSE SQUARE
1000 JACKSON
David J. Mack	TOLEDO, OHIO 43604-5573	OTHER OFFICE LOCATIONS:
(419) 321-1396	TELEPHONE (419) 241-9000	CHARLOTTE
dmack@slk-law.com	FAX (419) 241-6894	COLUMBUS
TAMPA

May 10, 2007
VIA EDGAR SUBMISSION & OVERNIGHT COURIER
Ms. Jessica Livingston
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Ohio State Bancshares, Inc.
Schedule 13E-3
Filed May 11, 2007
SEC File No. 005-55033

Preliminary Proxy Statement on Schedule 14A
Filed May 11, 2007
SEC File No. 000-28648

Our File No. 112206
Dear Ms. Livingston:
     On behalf of Ohio State Bancshares, Inc. and in response to your comment letter dated May 2, 2007, this correspondence is being provided contemporaneously with the revised filing of the above referenced submissions. Enclosed, please find three red-lined drafts of the affected sections of both the preliminary 14A proxy statement and the Schedule 13E-3 transaction statement, as well as three clean drafts of each. All references to page numbers refer to page numbers as they appear in the red-lined documents provided herewith. The Schedule 13E-3 does not include any exhibit materials, and the preliminary 14A does not include the Exhibit D financial materials, none of which have been revised in response to your comment letter. The following responses are numbered in accordance with your comment letter.
Fairness of the Stock Splits, page 5
1.	Language regarding the limited ability of shareholders to sell shares if they want to be cashed out has been provided on page 6.

Ms. Jessica Livingston
May 10, 2007

Advantages of the Stock Splits, page 6
2.	The last bullet point on page 7 has been revised to clarify that operating expenses will not be reduced as a result of the Stock Splits but rather the time devoted by employees to administering stockholder accounts will be reduced.
Special Factors
Alternatives to the Stock Splits, page 23
3.	Language has been added on page 24 which:
•	Further explains how providing dissenters rights makes it impossible for the Corporation to calculate the aggregate cost of the transaction with reasonable certainty; and

•	Identifies the regulatory concerns related to the Corporation’s capital requirements and includes a discussion of the Corporation’s current compliance with the capital requirements.
Fairness of the Stock Splits, page 25
4.	The section on page 26 captioned “Potential Ability to Control Decision to Remain a Holder of or Liquidate the Corporation’s Shares” has been revised to reflect the fact that the stock is not listed on any established securities market and trades infrequently.

5.	The section on page 28 captioned “Market Value Considerations” has been revised to include a schedule showing the date, number of shares acquired, and the price paid by Community Banc Investments for each of its purchases during 2006 and the first quarter of 2007.
Market Price and Dividend Information, page 69
6.	Market price and dividend information in the section on page 69 captioned “Market Price and Dividend Information” has been updated to include the most recent quarter.
          If you have any questions or require additional information with respect to this filing, please call me directly at 419.321.1396.

Sincerely,
/s/ David J. Mack

David J. Mack

     Enclosure

Ms. Jessica Livingston
May 10, 2007

cc:	Gary Pendleton, President Ohio State Bancshares, Inc. Craig Mancinotti, Principal Austin Associates, LLC

Martin D. Werner, Esq. Shumaker, Loop & Kendrick, LLP